Exhibit 99.1

Phoenix New Media Reports Second Quarter 2011 Results

2Q11 Net Advertising Revenues Up 150.5% YOY

2Q11 Total Revenues Up 83.5% YOY

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, August 17

BEIJING, China, August 17, 2011 – Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “PNM” or the “Company”), today announced its unaudited financial results for the second quarter of 2011.

Second Quarter 2011 Highlights

•

Total revenues increased by 83.5% to RMB227.6 million (US$35.2 million) from RMB124.1 million in the second quarter of 2010, primarily driven by a 150.5% increase in net advertising revenues and a 44.7% increase in paid service revenues.

•	Gross profit increased by 89.3% to RMB104.0 million (US$16.1 million) from RMB54.9 million in the second quarter of 2010.

•	Net income attributable to Phoenix New Media increased by 55.7% to RMB36.2 million (US$5.6 million) from RMB23.3 million in the second quarter of 2010.

•	Adjusted net income attributable to Phoenix New Media[1] increased by 76.0% to RMB44.8 million (US$6.9 million) from RMB25.5 million in the second quarter of 2010.

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “We are extremely proud to have reached a milestone quarter in our company’s history where our quarterly net advertising revenues contributed over 50% of total revenues. This exceptional growth from early 2010 when we completed the integration of our advertising sales team has validated our belief in the tremendous value of our unique and highly valued content offerings.

We believe that future revenue growth would continue to be driven by advertising, and our increased product innovations will continue to benefit both our users and advertisers. Kuaibo, our recently announced social media platform that will be officially launched in the third quarter, is one of these innovations that we are confident will help drive future traffic growth, further cementing Phoenix New Media’s portal as the gateway of choice among China’s mainstream internet users. We firmly believe that the Kuaibo platform has the potential to enable us to capture our target users’ evolving demand in the era of fragmented media consumption, and further enhance interaction among users with shared common interests.”

[1]

An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

Second Quarter 2011 Financial Results

REVENUES

Total revenues for the second quarter of 2011 increased by 83.5% to RMB227.6 million (US$35.2 million) from RMB124.1 million in the second quarter of 2010.

Net advertising revenues for the second quarter of 2011 increased by 150.5% to RMB114.0 million (US$17.6 million) from RMB45.5 million in the second quarter of 2010 and 51.5% from RMB75.2 million in the first quarter of 2011. This increase was driven by two key drivers: the number of advertisers, which grew by 38.1% to 268 in the second quarter of 2011 from 194 in the second quarter of 2010, and average revenues per advertiser (“ARPA”), which increased by 81.6% to RMB425,000 (US$65,800) in the second quarter of 2011 from RMB234,000 in the second quarter of 2010, primarily due to the Company’s deepening relationship with advertising clients. Net advertising revenues are recognized net of advertising agency service fees.

Paid service revenues for the second quarter of 2011 increased by 44.7% to RMB113.6 million (US$17.6 million) from RMB78.5 million in the second quarter of 2010 and by 17.8% from RMB96.5 million in the first quarter of 2011. Paid service revenues include three major business sub-segments: revenues from mobile Internet and value-added services (“MIVAS”), which increased to RMB101.5 million (US$15.7 million) in the second quarter of 2011 from RMB67.4 million in the second quarter of 2010; revenues from video value-added services (“video VAS”), which increased to RMB10.8 million (US$1.7 million) in the second quarter of 2011 from RMB9.3 million in the second quarter of 2010; and, revenues from Internet value-added services (“Internet VAS”), which decreased to RMB1.4 million (US$0.2 million) from RMB1.8 million in the second quarter of 2010. MIVAS revenues grew primarily due to an increase in business volume, particularly in wireless value-added services revenues. The growth in video VAS revenues was primarily due to increased demand for both pay-per-view and subscription-based mobile video services.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the second quarter of 2011 increased to RMB123.7 million (US$19.1 million) from RMB69.1 million in the second quarter of 2010, reflecting growth proportional to revenues, especially in content and operational costs. Revenue sharing fees paid to telecom operators and channel partners increased to RMB65.5 million (US$10.1 million) in the second quarter of 2011 from RMB36.6 million in the second quarter of 2010 primarily due to MIVAS revenue growth. Content and operational costs in the second quarter of 2011 grew to RMB35.7 million (US$5.5 million) from RMB22.2 million in the second quarter of 2010. This growth is primarily due to an increase in staff cost due an increase in headcount in content production and advertising sales support. Share-based compensation expense included in cost of revenues was RMB1.7 million in the second quarter of 2011.

For the second quarter of 2011, gross profit increased by 89.3% to RMB104.0 million (US$16.1 million) from RMB54.9 million in the second quarter of 2010. Gross margin increased to 45.7% in the second quarter of 2011 compared with 44.3% in the second quarter of 2010. Gross margin excluding the impact of share-based compensation expense strengthened to 46.4% from 44.4% in the second quarter of 2010 and 42.2% in the first quarter of 2011.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2011 were RMB64.5 million (US$10.0 million) compared to RMB29.2 million in the second quarter of 2010. The increase was primarily attributable to general growth in the Company’s overall business. Total operating expenses in the second quarter of 2011 decreased sequentially by 20.5% from RMB 81.1 million in the first quarter of 2011 as a result of decrease of share-based compensation expenses. Share-based compensation expense included in operating expenses was RMB6.9 million in the second quarter of 2011.

NET INCOME/LOSS

Net income attributable to Phoenix New Media for the second quarter of 2011 increased by 55.7% to RMB36.2 million (US$5.6 million) from RMB23.3 million in the second quarter of 2010.

Net loss attributable to ordinary shareholders for the second quarter of 2011 was RMB350.6 million (US$54.2 million), as compared to a net loss attributable to ordinary shareholders of RMB47.5 million in the second quarter of 2010. Diluted net loss per ADS2 in the second quarter of 2011 was RMB5.80 (US$0.90) as compared with RMB1.18 in the second quarter of 2010. The increase in net loss attributable to ordinary shareholders was primarily attributable to an increase in accretion to Series A redeemable convertible preferred shares redemption value. The accretion to Series A redeemable convertible preferred shares redemption value and income allocation expense to participating preferred shares were non-recurring charges related to the preferred shares which were automatically converted to ordinary shares upon the completion of the Company’s initial public offering on May 17, 2011.

Adjusted net income attributable to Phoenix New Media for the second quarter of 2011, which excludes share-based compensation expense, increased by 76.0% to RMB44.8 million (US$6.9 million) from RMB25.5 million in the second quarter of 2010. Adjusted net margin for the second quarter of 2011 remained stable at 19.7% compared to 20.5% in the second quarter of 2010 and increased from 12.7% in the first quarter of 2011.

[2]	“ADS” is American Depositary Share. Each ADS represents eight ordinary shares.

Business Outlook

For the third quarter of 2011, the Company expects its net advertising revenues to be between RMB121 million and RMB125 million, which represents year-over-year growth of approximately 145% to 153%. Paid service revenues are expected to be between RMB115 million and RMB120 million, which represents year-over-year growth of approximately 15% to 20%. As a result, total revenues are expected to be between RMB236 million to RMB245 million, which represents year-over-year growth of approximately 58% to 64%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which may be subject to change.

Recent Developments

Phoenix New Media launched an enhanced homepage on June 30, 2011 to improve navigability and aesthetic appeal and create a more engaging and user-friendly experience. Through various design enhancements and other improvements, such as more efficient format layouts, a greater amount of video content, and better integration of video, text and photo content, the distribution of content on this homepage has been further improved to appeal to both male and female visitors. In addition, the newly designed website simplifies the navigational experience for all visitors.

July operating data indicated a positive reaction to the re-design and suggested that visitors could more easily and intuitively access the vertical channels that appealed to their interests. In July, average daily unique visitors (“UV”) for a number of vertical channels increased month over month, including: Parenting by 36.0%, Sports by 28.9%, Culture by 26.3%, Travel by 7.6% and Fashion by 3.6%. The proportion of female users also increased to 35.2% in July from 32.4% in June according to iUserTracker, a product of iResearch, a third party independent research firm.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. Eastern Time on August 17, 2011 (August 18, 2011 at 8:00 a.m. Beijing / Hong Kong time) to discuss its second quarter 2011 financial results and operating performance.

To participate in the call, please dial the following numbers:

US Toll Free: +1-800-215-2410

US/ International: +1-617-597-5410

HK: +852-3002-1672

China: +86-4008811629, +86-4008811630

China Toll Free: 108008521490, 108001202655, 108001521490

Passcode: ifeng (43364)

A replay of the call will be available through August 25, 2011 by dialing the following numbers:

US Toll Free: +1-888-286-8010

International: +1-617-801-6888

Passcode: 29317031.

A live and archived webcast of the conference call will also be available at

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=242799&eventID=4170187

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media uses adjusted net income attributable to Phoenix New Media, gross margin excluding share-based compensation and adjusted net margin, each of which is a non-GAAP financial measure. Adjusted net income attributable to Phoenix New Media is net income/(loss) attributable to Phoenix New Media excluding share-based compensation expenses. Gross margin excluding share-based compensation expenses is gross profit with share-based compensation expenses added back, divided by total revenues; and adjusted net margin is adjusted net income attributable to Phoenix New Media divided by total revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income/(loss) to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures have material limitations as an analytical tools. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

The reporting currency of the Company is Renminbi (“RMB”) but, for the convenience of the reader, the amounts for the three months ended June 30, 2011 are presented in U.S. dollars (“USD”). Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4635 to US$1.00, the noon buying rate in effect on June 30, 2011 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, PNM enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. PNM’s platform includes its ifeng.com channel, consisting of its ifeng.com website, its video channel, comprised of its dedicated video vertical and video services and applications, and its mobile channel, including its mobile Internet website and mobile Internet and value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward–looking statements. Phoenix New Media may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to the their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in its registration statement on Form F–1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Tel: +86-10-8445-8883

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: Jeremy.peruski@icrinc.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	287,173	375,218	58,052
Term deposit	—	776,592	120,150
Accounts receivable, net	77,043	128,298	19,850
Amounts due from related parties	16,487	72,059	11,149
Prepayment and other current assets	19,389	30,424	4,707
Deferred tax assets	613	6,894	1,067

Total current assets	400,705	1,389,485	214,975

Non current assets:
Property and equipment, net	24,111	34,441	5,329
Intangible assets, net	2,363	2,868	444
Note receivable	17,600	2,477	383
Other non-current assets	2,483	2,918	451

Total non-current assets	46,557	42,704	6,607

Total assets	447,262	1,432,189	221,582

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,115	80,516	12,457
Amounts due to related parties	43,477	31,397	4,858
Advances from customers	7,781	9,679	1,497
Taxes payable	9,970	18,341	2,838
Salary and welfare payable	26,064	29,954	4,634
Accrued expenses and other current liabilities	7,147	43,510	6,732

Total current liabilities	148,554	213,397	33,016

Long-term liabilities	3,483	4,924	762

Total liabilities	152,037	218,321	33,778

Mezzanine equity

Series A convertible redeemable preferred shares	390,183	—	—

Shareholders’ equity/(deficit):
Ordinary shares	25,140	41,826	6,471
Additional paid-in capital	—	1,797,586	278,113
Statutory reserves	10,314	10,314	1,596
Accumulated deficit	(129,411)	(633,975)	(98,085)
Accumulated other comprehensive loss	(1,001)	(1,883)	(291)

Total shareholders’ equity/(deficit)	(94,958)	1,213,868	187,804

Total liabilities, mezzanine equity and shareholders’ equity	447,262	1,432,189	221,582

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	45,511	75,230	113,985	17,635	80,009	189,215	29,274
Paid service revenues	78,544	96,508	113,646	17,583	141,061	210,154	32,514

Total revenues	124,055	171,738	227,631	35,218	221,070	399,369	61,788
Cost of revenues	(69,120)	(114,875)	(123,653)	(19,131)	(120,307)	(238,528)	(36,904)

Gross profit	54,935	56,863	103,978	16,087	100,763	160,841	24,884
Operating expenses:
Sales and marketing expenses	(14,142)	(41,991)	(34,285)	(5,304)	(29,053)	(76,276)	(11,801)
General and administrative expenses	(8,214)	(19,323)	(16,640)	(2,574)	(16,554)	(35,963)	(5,564)
Technology and product development expenses	(6,853)	(19,792)	(13,590)	(2,103)	(12,938)	(33,382)	(5,165)

Total operating expenses	(29,209)	(81,106)	(64,515)	(9,981)	(58,545)	(145,621)	(22,530)

Income/(loss) from operations	25,726	(24,243)	39,463	6,106	42,218	15,220	2,354

Other income/(expenses):
Interest income	114	221	712	110	209	933	144
Foreign currency exchange loss	(441)	(171)	(223)	(35)	(8)	(394)	(61)
Others, net	239	643	314	49	209	957	148

Net income/(loss) before tax	25,638	(23,550)	40,266	6,230	42,628	16,716	2,585

Income taxes expenses	(2,363)	(2,685)	(4,033)	(624)	(4,597)	(6,718)	(1,039)

Net income/(loss) attributable to Phoenix New Media	23,275	(26,235)	36,233	5,606	38,031	9,998	1,546

Accretion to convertible redeemable preferred share redemption value	(60,678)	(562,603)	(380,665)	(58,895)	(108,771)	(943,268)	(145,938)
Income allocation to participating preferred shares	(10,101)	—	(6,172)	(955)	(17,755)	(6,172)	(955)

Net loss attributable to ordinary shareholders	(47,504)	(588,838)	(350,604)	(54,244)	(88,495)	(939,442)	(145,347)

Net loss per ordinary share, basic and diluted	(0.15)	(1.61)	(0.73)	(0.11)	(0.27)	(2.21)	(0.34)
Weighted average number of ordinary shares used in compution, basic and diluted	322,345,437	364,639,188	483,260,125	483,260,125	322,345,437	424,278,232	424,278,232
Net loss per ADS, basic and diluted	(1.18)	(12.92)	(5.80)	(0.90)	(2.20)	(17.71)	(2.74)
Weighted average number of ADS used in compution, basic and diluted	40,293,180	45,579,899	60,407,516	60,407,516	40,293,180	53,034,779	53,034,779

Reconciliations from net income/(loss) attributable to PNM to adjusted net income attributable to PNM (non-GAAP) and adjusted net margin (non-GAAP)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income/(loss) attributable to PNM	23,275	(26,235)	36,233	5,606	38,031	9,998	1,546
Add back: Share-based compensation expenses	2,196	48,034	8,604	1,331	4,894	56,638	8,763

Adjusted net income attributable to PNM (non-GAAP)	25,471	21,799	44,837	6,937	42,925	66,636	10,309

Adjusted net margin (non-GAAP)	20.5%	12.7%	19.7%	19.7%	19.4%	16.7%	16.7%

Includes share-based compensation expenses as follows:

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	146	15,636	1,679	260	326	17,315	2,678
Sales and marketing expenses	488	14,423	1,417	219	1,080	15,840	2,451
General and administrative expenses	1,422	9,048	4,814	745	3,177	13,862	2,145
Technology and product development expenses	140	8,927	694	107	311	9,621	1,489

Total share-based compensation expenses	2,196	48,034	8,604	1,331	4,894	56,638	8,763

Details of cost of revenue is as follows:

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Amounts in thousands)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue sharing fees	36,559	52,852	65,462	10,128	60,571	118,314	18,306
Content and operational costs	22,213	44,671	35,731	5,528	39,931	80,402	12,439
Bandwidth costs	4,131	7,750	7,879	1,219	8,353	15,629	2,418
Business tax and surcharages	6,217	9,602	14,581	2,256	11,452	24,183	3,741

Total cost of revenue	69,120	114,875	123,653	19,131	120,307	238,528	36,904